Exhibit 99.1

SDRL – Seadrill Announces Comprehensive Restructuring Plan to Be Implemented with Prearranged Chapter 11 Cases

Hamilton, Bermuda, September 12, 2017 - Seadrill Limited (“Seadrill” or the “Company”) has entered into a restructuring agreement with more than 97 percent of its secured bank lenders, approximately 40 percent of its bondholders and a consortium of investors led by its largest shareholder, Hemen Holding Ltd.

The agreement delivers $1.06 billion of new capital comprised of $860 million of secured notes and $200 million of equity. The Company’s secured lending banks have agreed to defer maturities of all secured credit facilities, totaling $5.7 billion, by approximately five years with no amortization payments until 2020 and significant covenant relief. Additionally, assuming unsecured creditors support the plan, the Company’s $2.3 billion of unsecured bonds and other unsecured claims will be converted into approximately 15% of the post-restructured equity with participation rights in both the new secured notes and equity, and holders of Seadrill common stock will receive approximately 2% of the post-restructured equity. The agreed plan comprehensively addresses Seadrill’s liabilities, including funded debt and other obligations. For additional information please refer to the Company’s Form 6K filed along with this announcement.

The agreed restructuring plan was developed over the course of more than a year of detailed discussions, and the plan will ensure that Seadrill can continue to operate its large, modern fleet of drilling units. By extending and re-profiling the secured bank debt, reducing leverage and delivering a significant amount of new capital, this agreement provides Seadrill with a five-year runway. Post-restructuring, Seadrill will have a strong cash position and good liquidity to take advantage when the market recovers.

To implement the restructuring agreement, Seadrill has today filed prearranged chapter 11 cases in the Southern District of Texas together with the agreed restructuring plan. As part of the chapter 11 cases, the Company filed “first day” motions that, when granted, will enable day-to-day operations to continue as usual. Specifically, the Company requested authority to pay its key trade creditors and employee wages and benefits without change or interruption. Additionally, the Company expects it will pay all suppliers and vendors in full under normal terms for goods and services provided during the chapter 11 cases. At the point of filing, Seadrill has over $1 billion in cash and does not require debtor-in-possession financing. The restructuring agreement contemplates a balance sheet restructuring that is not intended to affect the Company’s operations.

As part of the restructuring process, Seadrill has successfully ring-fenced its non-consolidated affiliates from the Company’s restructuring, including Seadrill Partners LLC, SeaMex Ltd., Archer Limited and their respective subsidiaries. These non-consolidated affiliates did not file chapter 11 cases, and we expect their business operations to continue uninterrupted.

Commenting today, Anton Dibowitz, CEO and President of Seadrill Management Ltd., said:

“The restructuring agreement we signed today is a comprehensive plan that raises over $1 billion of new capital, is underpinned by Hemen Holding Ltd., our largest shareholder, and is overwhelmingly supported by our banks and approximately 40 percent of our bondholders. This is a testament to our position in the sector, having a large, modern fleet, a top-quality customer base and a proven operating track record. With our improved capital structure, we will be in a strong position to capitalise when the market recovers.

The continued focus and dedication of all our employees throughout this process has been exceptional. It is due to our people’s commitment to deliver safe, efficient operations day in, day out that we have succeeded in reaching this restructuring agreement.”

The Company has engaged Kirkland & Ellis LLP as legal counsel, Houlihan Lokey, Inc. as financial advisor, and Alvarez & Marsal as restructuring advisor. Slaughter and May has been engaged as corporate counsel, and Morgan Stanley served as co-financial advisor during the negotiation of the restructuring agreement. Advokatfirmaet Thommessen AS is serving as Norwegian counsel. Conyers Dill & Pearman is serving as Bermuda counsel.

Court filings and other information related to the restructuring proceedings are available at a website administered by the Company’s claims agent, Prime Clerk, at https://cases.primeclerk.com/seadrill or via the information call center at 844-858-8891 (US toll free) or the following international numbers:

Brazil Toll Free: 0-800-591-8054

Mexico Toll Free: 01-800-681-5354

Nigeria Toll Free: 070-80601847

Norway Toll Free: 800-25-030

Saudi Arabia Toll Free: 800-850-0029

Singapore Toll Free: 800-492-2272

Thailand Toll Free: 1-800-011-156

UAE Toll Free: 8000-3570-4559

UK Toll Free: 0-800-069-8580

Copies of the documents governing the restructuring agreement are contained in a Report of Foreign Issuer on Form 6-K to be filed with the Securities and Exchange Commission on September 13, 2017. The Company has also posted FAQs on its website at www.seadrill.com/restructuring.

This press release is not intended to be, and should not in any way be construed as, a solicitation of votes of bondholders or other investors regarding the chapter 11 plan.

CONTACT:

Prime Clerk

US Toll Free: 844-858-8891

Brazil Toll Free: 0-800-591-8054

Mexico Toll Free: 01-800-681-5354

Nigeria Toll Free: 070-80601847

Norway Toll Free: 800-25-030

Saudi Arabia Toll Free: 800-850-0029

Singapore Toll Free: 800-492-2272

Thailand Toll Free: 1-800-011-156

UAE Toll Free: 8000-3570-4559

UK Toll Free: 0-800-069-8580

Email: seadrillinfo@primeclerk.com

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-34667). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

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